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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.______________)

                       International Aluminum Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock $1.00 per value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458884103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard A. Roman
                         Columbia Ventures Corporation
                          1220 Main Street, Suite 200
                              Vancouver, WA 98660
                                 (360) 693-1336
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 458884103
         ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kenneth D. Peterson, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions) PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  / /
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 (6) Citizenship or Place of Organization   United States

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 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power              41,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              270,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              41,800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              270,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    312,000

-------------------------------------------------------------------------------

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)       7.4

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

           IN

-------------------------------------------------------------------------------


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CUSIP No. 458884103
         ----------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Columbia Ventures Corporation           91-1427151
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions) WC

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization   WA

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              270,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              270,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person    270,200

-------------------------------------------------------------------------------


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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)       6.4

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

           CO

-------------------------------------------------------------------------------

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ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") is being filed with respect to the common stock, par value $1.00 per share (the "Common Stock"), of International Aluminum Corporation, a California corporation (the "Company" or the "Issuer"), which has its principal executive office at 767 Monterey Pass Road, Monterey Park, California 91754.

ITEM 2.           IDENTITY AND BACKGROUND

         This Statement is being filed jointly by Columbia Ventures Corporation, a Washington corporation ("Columbia Ventures") and Kenneth D. Peterson, Jr. ("Mr. Peterson" and collectively, the "Reporting Persons") pursuant to the Joint Filing Agreement filed herewith as Exhibit 1. The principal business address of Columbia Ventures is 1220 Main Street, Suite 200, Vancouver, Washington 98660, and its principal business is aluminum smelting, extrusion, fabrication and trading. Mr. Peterson is the Chief Executive Officer, sole director and sole shareholder of Columbia Ventures and his principal business address is 1220 Main Street, Suite 200, Vancouver, Washington 98660. Mr. Peterson is a United States citizen.

         The name, business address and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted and the citizenship of each director and executive officer of Columbia Ventures is set forth in Annex A, which is incorporated herein by reference.

         During the last five years, none of the parties listed in this Item
2 nor, to the knowledge of the Reporting Persons, any person listed in Annex A, has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or become subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Between June 27, 1996 and June 2, 2000, Columbia Ventures and Mr. Peterson acquired 212,100 shares of Common Stock in open market transactions with brokers at prices ranging from $14.25 to $25.25. Funds used to effect these purchases were obtained from the working capital and personal funds of the Reporting Persons. On June 5 and June 6, 2000, Columbia Ventures purchased an additional 99,900 shares of the Common Stock in open market transactions with brokers for approximately $1,420,937. These purchases were effected using working capital of Columbia Ventures.

ITEM 4.           PURPOSE OF TRANSACTION

         The Reporting Persons have acquired shares of Common Stock of the Issuer with a view toward effecting a change in or influencing the control of the Issuer.

         On June 15, 2000, the Reporting Persons sent a letter to the Board of Directors of the Issuer proposing a negotiated transaction whereby Columbia Ventures (or an affiliate) would acquire all of the outstanding Common Stock of the Issuer at a price of $18.25 per share in cash. The text of the Reporting Persons' letter is set forth below:

                                  June 15, 2000

The Board of Directors
International Aluminum Corporation
767 Monterey Pass Road
Monterey Park, CA 91754

Attn: Cornelius C. Vanderstar
      Chairman of the Board

Dear Mr. Vanderstar:

     Over the last few years we have from time to time discussed the possibility of a business combination transaction between International Aluminum Corporation and the Extruded Products Group of Columbia Ventures Corporation. As you may recall, our Group, doing business with the name of Columbia Pacific Aluminum, consisted of three California facilities with eight aluminum extrusion presses, a cast house, two paint lines, two anodizing lines, a bright dip line and extensive fabrication capabilities. I believe you were not persuaded that such a combination was in the best interests of your shareholders. You are probably aware that last month we sold our Extruded Products Group for about one times gross annual sales.

     We have maintained an ownership position in International Aluminum for many years. At a time of record sales and earnings generally in the extrusion industry, I have noted with disappointment the significant operating difficulties which have been reported recently and the quarterly losses, as well as the severe decline in the share price over the last several months. I have been very concerned that the value of International Aluminum is not being realized for its shareholders as we would both desire. With these considerations in mind I have given considerable thought to how I might be able to help unlock shareholder value.

     I am pleased to present the following proposal for a negotiated transaction whereby Columbia Ventures (or a subsidiary or affiliate) would acquire all outstanding shares of International Aluminum Corporation common stock at a price of $18.25 per share in cash.

     Columbia Ventures currently has the necessary funds in hand to consummate this acquisition and therefore our proposal is not subject to any financing condition. Reflecting our commitment to this acquisition, we have already acquired in the open market more than seven percent of International Aluminum's outstanding common stock and we will be filing a Schedule 13D reflecting that fact and this proposal.

     Given the current circumstances, I believe our proposal represents an excellent opportunity for International Aluminum shareholders to achieve liquidity for their shares at a substantial premium to current market value and at a fair price in light of current problems.

     We are prepared to review our offering price in the event that we are first permitted to conduct a due diligence review and such review persuades us that International Aluminum has a greater value to Columbia Ventures than we can ascertain from public information.

     As I have told you previously, I have a great deal of respect for you as an entrepreneur in founding and building your business over the last five decades. Conversely, as an investor I now believe that some changes in the company are in the best interests of shareholders. This does not in any way discount all of the hard work and dedication it has taken to make International Aluminum what it is today.

     Our proposal is conditioned on the negotiation and execution of a mutually acceptable definitive acquisition agreement. In addition, in view of your ownership of more than forty percent of the outstanding shares of International Aluminum's common stock, our proposal is also presently conditioned upon your agreement to support the proposed transaction.

     While I appreciate and respect the Board's need to conduct an appropriate process in evaluating this proposal, I believe that time is of the essence and request that you give this proposal your prompt consideration. We look forward to your careful consideration of this important proposal and are prepared to work closely with you over the next several days.

     Please feel free to contact me if you have any questions regarding this proposal or if you have other ideas for promptly enhancing shareholder value and liquidity.

                                        Very truly yours,

                                        /s/ Kenneth D. Peterson, Jr.
                                        ----------------------------------
                                        Kenneth D. Peterson, Jr.
                                        Chief Executive Officer


         If the Issuer is receptive to the Reporting Persons' acquisition proposal, the Reporting Persons intend to pursue negotiation of an acquisition agreement pursuant to which the Reporting Persons would acquire all of the outstanding capital stock of the Issuer. In the event that the Issuer and/or Mr. Vanderstar are unresponsive or unreceptive to the Reporting Persons' acquisition proposal, the Reporting Persons will evaluate possible alternatives with respect to the Issuer. Such alternatives may include, without limitation, the following: contacting the Issuer, shareholders of the Issuer and/or other persons for purposes of discussing the Issuer, including the Reporting Persons' acquisition proposal or other strategies, opportunities or proposals for enhancing value for the Issuer's shareholders; seeking representation on the Issuer's Board of Directors or other changes in the Issuer's present Board of

Directors; submitting or supporting one or more proposals for shareholder action by written consent or at a special or annual meeting of the Issuer's shareholders; purchasing additional shares of the Issuer's Common Stock on the open market or otherwise, including a tender offer directly to the Issuer's shareholders; disposing of all or some of the Reporting Persons' shares of the Issuer's Common Stock on the open market or otherwise.

         Whether the Reporting Persons decide to pursue any course of action with respect to the Issuer will depend on their continuing assessment of all relevant factors, including without limitation the following: the Issuer's business prospects; other business and investment opportunities available to the Reporting Persons; economic conditions, stock market and money market conditions; the price and trading activity of the Issuer's Common Stock in the open market; the attitude and actions of the Issuer's management, Board of Directors and shareholders, including the Issuer's principal shareholder; the availability and nature of opportunities to dispose of the Reporting Persons' shares of the Issuer's Common Stock; and other plans and requirements of the Reporting Persons.

         Depending upon their assessment of these factors from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the shares of the Issuer's Common Stock held by them in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer's Common Stock, the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, and each of the foregoing persons reserves the right to change its intentions with respect to any of the foregoing at any time.

ITEM 5.           INTEREST AND SECURITIES OF THE ISSUER

(a) Based upon an aggregate of 4,244,794 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ending March 31, 2000, as of the close of business on June 14, 2000:

         (i) Columbia Ventures beneficially owns 270,200 shares of Common Stock, constituting approximately 6.4 percent of the shares outstanding.

         (ii) Mr. Peterson owns directly 41,800 shares of Common Stock, constituting approximately 1.0 percent of the shares outstanding. By reason of his position as the sole shareholder of Columbia Ventures, under the provisions of Rule 13d-3, Mr. Peterson may be deemed to beneficially own the 270,200 shares of Common Stock owned by Columbia Ventures, or an aggregate of 312,000 shares of Common Stock, constituting approximately 7.4 percent of the shares outstanding.

(b) The Reporting Persons each have the respective power to dispose of and vote the shares of Common Stock directly owned by them. With respect to Columbia Ventures, this power may be exercised by its Chief Executive Officer and sole Director, Mr. Peterson.

(c) During the 60 days prior to June 5, 2000, Mr. Peterson effected the following transactions in the Common Stock in open market transactions with brokers:


     DATE           ACTION            NUMBER OF SHARES            PRICE PER SHARE
4/10/00             bought                 2,000                      15.50
4/10/00             bought                 1,000                      15.38
4/10/00             bought                 1,000                      15.31
4/10/00             bought                 1,000                      15.31
4/10/00             bought                 1,000                      15.19
4/11/00             bought                 1,000                      15.05
4/11/00             bought                   500                      15.00
4/11/00             bought                 1,000                      15.00
4/11/00             bought                 1,300                      15.00
4/11/00             bought                 1,000                      14.88
4/11/00             bought                 1,000                      15.00
4/13/00             bought                 1,000                      14.88
4/14/00             bought                 1,000                      14.94
4/18/00             bought                 1,200                      14.13
5/9/00              bought                 1,000                      15.94
5/9/00              bought                 1,000                      16.00
5/10/00             bought                   900                      15.75
5/15/00             bought                   100                      15.13
5/16/00             bought                 2,000                      15.00
5/16/00             bought                   800                      14.94


                                        5

5/24/00             bought                   500                      14.94
5/25/00             bought                 1,000                      14.75
5/26/00             bought                   500                      14.63
5/30/00             bought                   500                      14.56
6/1/00              bought                   100                      14.38
6/2/00              bought                   500                      14.25

           During the 60 days prior to June 5, 2000 and on June 5 and 6, 2000, Columbia Ventures effected the following transactions in the Common Stock in open market transactions with brokers:


  DATE              ACTION            NUMBER OF SHARES            PRICE PER SHARE
6/5/00              bought                10,000                      14.25
6/5/00              bought                10,000                      14.31
6/5/00              bought                 3,000                      14.50
6/5/00              bought                 4,500                      14.38
6/5/00              bought                 7,500                      14.31
6/5/00              bought                 8,500                      14.31
6/5/00              bought                 6,500                      14.25
6/5/00              bought                 5,000                      14.31
6/5/00              bought                 2,400                      14.31
6/5/00              bought                 5,000                      14.13
6/5/00              bought                 9,000                      14.06
6/6/00              bought                 5,000                      14.00
6/6/00              bought                 5,000                      14.13
6/6/00              bought                10,000                      14.31
6/6/00              bought                 8,500                      14.00

(d)        Not applicable.

(e)        Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Reporting Persons have an understanding that they will act together with respect to acquiring, holding, voting and disposing of the Issuer's Common Stock. Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

          Exhibit 1 - Joint Filing Agreement between Kenneth D. Peterson, Jr. and Columbia Ventures Corporation

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2000                     /s/ Kenneth D. Peterson, Jr.
                                        ---------------------------------------
                                        Kenneth D. Peterson, Jr.

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2000                     Columbia Ventures Corporation
                                        Sig:  /s/ Kenneth D. Peterson, Jr.
                                              ---------------------------------
                                        Name: Kenneth D. Peterson, Jr.
                                        Its:  Chief Executive Officer

          Annex A

         Information Concerning the Director and Executive Officers of Columbia Ventures

          The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of Columbia Ventures. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is 1220 Main Street, Suite 200, Vancouver, Washington 98660.


                     Executive Officers of Columbia Ventures


Kenneth D. Peterson, Jr.            Director of       Chief Executive Officer of
                                 Columbia Ventures    Columbia Ventures

                     Executive Officers of Columbia Ventures
                          (who are not also directors)

David M. Brewer                                       President of Columbia
                                                      Ventures

Richard A. Roman                                      Senior Vice President and
                                                      Chief Financial Officer of
                                                      Columbia Ventures


                                       7

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                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common stock, par value of $1.00 per share, of International Aluminum Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.

                                       /s/ Kenneth D. Peterson, Jr.
                                       -------------------------------
                                       Kenneth D. Peterson, Jr.

                                       COLUMBIA VENTURES CORPORATION

                                       By: /s/ Kenneth D. Peterson, Jr.
                                          ----------------------------
                                          Kenneth D. Peterson, Jr.
                                          Chief Executive Officer